UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)

ENERGY TRANSFER EQUITY, L.P.
(Name of Issuer)

COMMON UNITS
(Title of Class of Securities)

29273V100
(CUSIP Number)

Kelcy L. Warren 3738 Oak Lawn Avenue Dallas, Texas 75219 (214) 981-0700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2013
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29273V100    13D    Page 1 of 9

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kelcy L. Warren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 44,841,034
8. SHARED VOTING POWER 151,522
9. SOLE DISPOSITIVE POWER 44,841,034
10. SHARED DISPOSITIVE POWER 151,522

	11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,992,556
	12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
	13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.03%
	14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 29273V100    13D    Page 2 of 9

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kelcy Warren Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 19,175,550
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 19,175,550
10. SHARED DISPOSITIVE POWER -0-

	11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,175,550
	12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
	13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.83%
	14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 29273V100    13D    Page 3 of 9

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kelcy Warren Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, BK, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,739,975
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 1,739,975
10. SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,739,975
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.62%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 29273V100    13D    Page 4 of 9

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Seven Bridges Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 17,963,454
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 17,963,454
10. SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,963,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.40%
14	TYPE OF REPORTING PERSON (See Instructions) OO – limited liability company

CUSIP No. 29273V100    13D    Page 5 of 9

1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ET Company Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0-
8. SHARED VOTING POWER 1,253
9. SOLE DISPOSITIVE POWER -0-
10. SHARED DISPOSITIVE POWER 1,253

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,253
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 29273V100    13D    Page 6 of 9

1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) LE GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0-
8. SHARED VOTING POWER 150,269
9. SOLE DISPOSITIVE POWER -0-
10. SHARED DISPOSITIVE POWER 150,269

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,269
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14.	TYPE OF REPORTING PERSON (See Instructions) OO – limited liability company

CUSIP No. 29273V100    13D    Page 7 of 9

This Amendment No. 5 on Schedule 13D/A (“Amendment No. 5”) amends the original Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (“Commission”) by Kelcy L. Warren on May 17, 2007, as amended by:

Amendment No. 1 to the Original Schedule 13D filed with the Commission on September 5, 2008,
Amendment No. 2 to the Original Schedule 13D filed with the Commission on December 30, 2008
Amendment No. 3 to the Original Schedule 13D filed with the Commission on December 13, 2010; and
Amendment No. 4 to the Original Schedule 13D filed with the Commission on July 18, 2012.
This Amendment No. 5 is being filed as a result of the information disclosed in Items 2 and 3 below. Except as specifically set forth herein, the Original Schedule 13D, as amended, remains unmodified.

Item 2.	Identity and Background
Item 2 is hereby amended and restated in its entirety as follows:
(a)Kelcy L. Warren (“Warren”), an individual, Kelcy Warren Partners, LP, a Texas limited partnership (“Warren LP”), Kelcy Warren Partners II, LP, a Texas limited partnership (“Warren Partners II”), Seven Bridges Holdings, LLC, a Texas limited liability company (“SBH”), ET Company, Ltd.. a Texas limited partnership (“ET Company”) and LE GP, LLC, a Delaware limited liability company (“LE GP”).
(b)The business address of Warren, Warren LP, Warren Partners II, SBH, ET Company and LE GP (collectively, the “Reporting Persons”) is 3738 Oak Lawn Avenue, Dallas, Texas 75219.
(c)Warren’s principal occupation is Chief Executive Officer of Energy Transfer Partners, L.P., a Delaware limited partnership whose principal executive offices are located at 3738 Oak Lawn Avenue, Dallas, Texas 75219, and which is a subsidiary of Issuer.
Warren LP, Warren Partners II and SBH were formed to hold units of the Issuer and other investments beneficially owned by Warren. ET Company was formed to hold units of the Issuer beneficially owned by Warren and other partners of ET Company. LE GP was formed to serve as the General Partner of the Issuer.
(d) & (e)     During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 29273V100    13D    Page 8 of 9

(f)     Warren is a citizen of the United States of America; Warren LP is a Texas limited partnership; Warren Partners II is a Texas limited partnership; SBH is a Texas limited liability company; ET Company is a Texas limited partnership; and LE GP is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended by adding the following paragraph at the end thereof:

On July 31, 2013, ETC Holdings, L.P., a Texas limited partnership (“ETC Holdings”) distributed all of the common units of the Issuer held by ETC Holdings to its limited partners. In connection with such distribution, all of the common units attributable to Mr. Warren’s limited partner interest in ETC Holdings, consisting of 17,963,454 common units, were transferred to SBH. ETC Holdings also distributed 8,812 common units to Ray C. Davis and 2,507 units to ET Company, Ltd.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:
(a)    Warren is the beneficial owner of 44,992,556 common units of the Issuer, representing 16.03% of the outstanding common units. The increase in Mr. Warren’s aggregate holdings by one common unit as reflected in this Amendment No. 5 is the result of rounding of the number of common units to whole units in connection with the distribution by ETC Holdings.
(b)    Warren has the sole power to direct the voting and the disposition of all the common units he, Warren LP, Warren Partners II and SBH hold.
ET Company is the record holder of 2,507common units of the Issuer. The 1,253 common units held of record by ET Company and included in this report represent the estimated pro rata interest of Warren in ET Company, including his interest in Three Dawaco, Inc., the general partner of ET Company. Warren and Ray C. Davis share the power to direct the vote and the disposition of the common units held by ETC Holdings.
LE GP holds 150,269 common units of the Issuer. The power to vote and dispose of such common units is held by the Board of Directors of LE GP. Warren may be deemed to share such power with the Board of Directors of LE GP.
(c)    Except for the transactions described herein, none of the Reporting Persons has effected any transaction in common units during the past 60 days.
(d)    None.
(e)    Not applicable.

Item 7. Material to be Filed as Exhibits.
Exhibit 99.1 – Joint Filing Agreement, dated as of August 22, 2013.

CUSIP No. 29273V100    13D    Page 9 of 9

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 23, 2013

/s/ Sonia Aube, Attorney-In-Fact*
Kelcy L. Warren

Kelcy Warren Partners, LP
By:	/s/ Sonia Aube, Attorney-In-Fact*

Kelcy Warren Partners II, LP
By:	/s/ Sonia Aube, Attorney-In-Fact*

Seven Bridges Holdings, LLC
By:	/s/ Sonia Aube, Attorney-In-Fact*

ET Company, Ltd.
By:	/s/ Sonia Aube, Attorney-In-Fact*

LE GP, LLC
By: /s/ Sonia Aube, Attorney-In-Fact